CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (this "**Agreement**") is made as of [EFFECTIVE DATE], by and among Neopenda, PBC, a Delaware public benefit corporation (the "**Company**"), and the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**" and, collectively, the "**Purchasers**").

RECITALS

A. The Company has authorized the issuance of convertible promissory notes (each, a "**Note**" and, collectively, the "**Notes**") in the aggregate principal amount up to $618,000 (the "**Maximum Loan Amount**");

B. The Purchasers desire to purchase the Notes on the terms and conditions set forth herein; and

C. The Company desires to issue the Notes, in the form attached hereto as Exhibit B, to the Purchasers on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Convertible Promissory Note Financing.

1.1 Notes Terms. The Notes shall be in substantially the form set forth on Exhibit B.

1.2 Purchase and Sale of Notes. In return for the payment of the Purchase Price (as defined below) by each Purchaser for its respective Note, the Company shall issue to such Purchaser a Note. Each Note shall have an initial principal balance equal to the amount so paid by such Purchaser (the "**Purchase Price**") as set forth on the Schedule of Purchasers attached hereto as Exhibit A. The obligations of the Purchasers to purchase Notes are several and not joint.

1.3 Closing; Delivery.

(a) **Initial Closing**. On the date hereof, the Company shall issue and sell Notes to the Purchasers at an initial closing (the "**Initial Closing**") in the aggregate principal amount as set forth on Exhibit A attached hereto as of the date hereof. The purchase and sale of the Notes at the Initial Closing shall take place remotely via the exchange of documents and signatures.

(b) **Additional Closings**. At any time and from time to time within two (2) years from the date of the Initial Closing, the Company may issue and sell, on the same terms

and conditions as those contained in this Agreement, Notes to one or more persons as may be approved by the Company with no further approvals or consents required (each, an "**Additional Purchaser**") in one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**" and collectively, the "**Closings**"), *provided* that (i) each Additional Purchaser shall become a party to this Agreement by executing a counterpart signature page hereto and (ii) the aggregate principal amount of all Notes issued at all Closings shall not exceed the Maximum Loan Amount. The purchase and sale of Notes at any Additional Closing shall take place remotely via the exchange of documents and signatures. The Company shall update Exhibit A to reflect the sale of additional Notes and the identity of Additional Purchasers at any Additional Closing and distribute such updated Exhibit A to all Purchasers.

1.4 Use of Proceeds. The Company shall use the proceeds of the Notes for working capital and general corporate purposes.

1.5 Defined Terms Used in this Agreement. In addition to the terms defined elsewhere herein, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

"**Affiliate**" means, with respect to any individual or entity (a "**Person**"), any other Person which, directly or indirectly, controls, is controlled by, or is under common control with such Person, including any partner, officer, director, or member of such Person, and any venture capital fund now or hereafter existing which is controlled by or under common control with one or more general partners or that shares the same management company with such Person.

"**Knowledge**" means, with respect to the Company, the knowledge, after reasonable inquiry, of the Company's senior officers.

"**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects, or results of operations of the Company.

"**Required Note Holders**" means the holders of Notes representing a majority of the then outstanding aggregate principal amount of all Notes issued and outstanding pursuant to this Agreement.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Transaction Agreements**" means, collectively, the Notes and this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of each Closing hereunder:

2.1 Organization, Good Standing, Corporate Power, and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact

business and is in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.

2.2 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity, except for Neopenda East Africa, SMC Limited, a Uganda company limited by shares. The Company is not a participant in any joint venture or partnership.

2.3 Requisite Power and Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to issue, sell, execute and deliver the Notes and to carry out and perform its obligations under the terms of the Transaction Agreements.

2.4 Authorization. All corporate action required to be taken by the Company in order to authorize the Company to enter into this Agreement, to issue and sell the Notes and to carry out and perform its obligations under the terms of the Transaction Agreements has been taken or will be taken prior to the Initial Closing. The Transaction Agreements, when executed and delivered by the Company, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5 Governmental Consents and Filings. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement, no consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any governmental authority is required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale or issuance of the Notes, or the consummation of any other transaction contemplated hereby, except for filings pursuant to Regulation D of the Securities Act and under applicable state securities laws, which have been made or obtained or will be made or obtained in a timely fashion.

2.6 Litigation. There is no action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator, or governmental agency or instrumentality, pending or, to the Company's Knowledge, currently threatened (i) that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements, including the offer, sale, and issuance of the Notes; or (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's Knowledge, any officer or director of the Company is a party to, or is named as subject to the provisions of, any order, writ, injunction, judgment, or decree of any court or government agency or instrumentality (in the case of officers or directors of the Company, such as would adversely affect the Company).

2.7 Compliance with Laws and Other Instruments. The Company is not in violation of, and the operation of the Company's business as now conducted and as presently

proposed to be conducted does not and will not violate, any provision of any statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof applicable to the Company or its business, in either case as would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

2.8 Valid Issuance of Securities; Offering. The Company shall, promptly upon notice from the Purchasers to convert the Notes pursuant to the terms therein (if notice is required for such conversion) and in any event prior to the conversion of the Notes, duly reserve from its authorized but unissued shares of capital stock, (a) for issuance and delivery upon conversion of the Notes, such number of shares of its capital stock as are issuable upon conversion of the Notes (the "**Conversion Securities**"), and (b) for issuance and delivery upon conversion of the Conversion Securities, such number of shares of the Company's common stock, par value $0.0001 per share (the "**Common Stock**"), as are issuable upon conversion of the Conversion Securities (such Common Stock, together with the Notes and the Conversion Securities, the "**Securities**"), and, from time to time, will take all steps necessary to cause its Board of Directors (the "**Board**") and stockholders to amend its certificate of incorporation to provide sufficient authorized numbers of shares of Conversion Securities issuable upon the conversion of the Notes and shares of Common Stock issuable upon conversion of the Conversion Securities.

2.9 No "Bad Actor" Disqualification. The Company has exercised reasonable care, in accordance with Securities and Exchange Commission rules and guidance, to determine whether any Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act ("**Disqualification Events**"). To the Company's Knowledge, no Covered Person is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. "**Covered Persons**" are those persons specified in Rule 506(d)(1) under the Securities Act, including the Company; any predecessor; any Affiliated issuer with respect to the offering and sale of Securities contemplated by this Agreement; any director, executive officer, other officer participating in the offering, general partner or managing member of the Company; any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter (as defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of the sale of the Notes; and any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Notes (a "**Solicitor**"), any general partner or managing member of any Solicitor, and any director, executive officer or other officer participating in the offering of any Solicitor or general partner or managing member of any Solicitor.

2.10 Permits. The Company has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business. The Company is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

2.11 Corporate Documents. The Company has provided each Purchaser that has requested with true and complete copies of its certificate of incorporation and bylaws, in each case reflecting all amendments, restatements, and updates thereto through the Initial Closing.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally as to such Purchaser only and not jointly with or as to any other Purchaser, as follows:

3.1 Authorization. Such Purchaser has full power and authority to enter into the Transaction Agreements to which such Purchaser is a party and to perform the obligations thereunder. The Transaction Agreements to which such Purchaser is a party, when executed and delivered by such Purchaser, will constitute valid and legally binding obligations of such Purchaser, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2 Purchase Entirely for Own Account. This Agreement is made with such Purchaser in reliance upon such Purchaser's representation and warranty to the Company, which by such Purchaser's execution of this Agreement, such Purchaser hereby confirms, that the Securities to be acquired by such Purchaser will be acquired for investment for such Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Purchaser further represents that such Purchaser does not presently have any contract, undertaking, agreement, or arrangement with any Person to sell, transfer, or grant participations to such Person or to any third Person, with respect to any of the Securities. Such Purchaser has not been formed for the specific purpose of acquiring the Securities.

3.3 Disclosure of Information. Such Purchaser acknowledges that the Company has given such Purchaser access to the corporate records and accounts of the Company and such Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Notes with the Company's management. In addition, the Purchaser acknowledges that the materials provided to it included projections and estimates prepared by the Company. Purchaser acknowledges that these materials did not constitute a private placement memorandum and that the Company does not represent or warrant that it will achieve any of such projections or estimates. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Exculpation Among Purchasers. Each Purchaser acknowledges that it is not relying upon any Person other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Each Purchaser agrees that no Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Notes.

3.5 Residence. If such Purchaser is an individual, such Purchaser resides in the state or province identified in the address of such Purchaser set forth on Exhibit A; if such Purchaser is a partnership, corporation, limited liability company or other entity, then the principal

place of business of such Purchaser is located at the address of such Purchaser set forth on Exhibit A.

3.6 "Bad Actor" Status. Each Purchaser hereby represents and warrants that neither it nor any of its Rule 506(d) Related Parties is subject to any Disqualification Event (as defined in Section 2.9), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. For purposes of this Agreement, "**Rule 506(d) Related Party**" shall mean a person or entity covered by the "Bad Actor" disqualification provision of Rule 506(d) of the Securities Act.

3.7 Foreign Investors. If Purchaser is not a United States person (as defined by Rule 902(k) under the Securities Act), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. Such Purchaser's subscription and payment for, and his or her continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of Purchaser's jurisdiction. Such Purchaser also hereby represents that such Purchaser is not a "10-percent shareholder" as defined in Section 871(h) of the Internal Revenue Code of 1986, as amended.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Notes at any Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived by such Purchaser:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 must be true and correct in all material respects as of the applicable Closing.

4.2 Performance. The Company must have performed and complied with all covenants, agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the applicable Closing.

4.3 Qualifications. Except for any notices required or permitted to be filed after the applicable Closing with certain federal and state securities commissions, all authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Notes pursuant to this Agreement must be obtained and effective as of the applicable Closing.

4.4 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the applicable Closing and all documents incident thereto, including this Agreement and each Note issued hereunder, shall be reasonably satisfactory in form and substance to such Purchaser, and such Purchaser must have received all such counterpart original and certified or other copies of such documents as reasonably requested.

4.5 Transaction Agreements. The Company shall have entered into the Transaction Agreements with such Purchaser.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Notes to any Purchaser at any Closing is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by the Company:

5.1 Representations and Warranties. The representations and warranties of such Purchaser contained in Section 3 must be true and correct in all respects as of the applicable Closing.

5.2 Performance. Such Purchaser must have performed and complied with all covenants, agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the applicable Closing.

5.3 Qualifications. Except for any notices required or permitted to be filed after the applicable Closing with certain federal and state securities commissions, all authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Notes pursuant to this Agreement must be obtained and effective as of the applicable Closing.

5.4 Transaction Agreements. Such Purchaser must have entered into the Transaction Agreements with the Company.

5.5 Purchase Price. Such Purchaser must have delivered to the Company the Purchase Price in respect of the Note being purchased by such Purchaser as referenced in Exhibit A hereto.

6. Miscellaneous.

6.1 Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the conflicts of laws principles of the State of Delaware or of any other state. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the jurisdictions encompassing the Company's principal office for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement or the Notes ("**Covered Matters**"), (b) agree not to commence any suit, action or other proceeding arising out of or based upon any Covered Matters except in the state or federal courts located in the jurisdictions encompassing the Company's principal office, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that a party is not subject personally to the jurisdiction of the above-named courts, that its property is

exempt or immune from attachment or execution, that the suit, action, or proceeding is brought in an inconvenient forum, that the venue of the suit, action, or proceeding is improper or that this Agreement, the Notes, or the subject matter of any Covered Matter may not be enforced in or by such court.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.,* www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and effective for all purposes.

6.4 Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with the transactions contemplated by this Agreement.

6.7 Attorney's Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

6.8 Expenses. Each party hereto shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Transaction Agreements.

6.9 Amendments and Waivers. Any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and the Required Note Holders; *provided, however*, that no provision of this Agreement may be amended, terminated, or waived with respect to any Purchaser without the written consent of such Purchaser unless such amendment, termination, or waiver applies to all Purchasers in the same fashion. Notwithstanding the foregoing, this Agreement may be amended to add a party as a Purchaser hereunder in connection with Additional Closings without the consent of any other Purchaser, by delivery to the Company of a counterparty signature page to this Agreement together with a supplement to

Exhibit A hereto. Such amendment shall take effect at the Additional Closing and such party shall thereafter be deemed a "Purchaser" for all purposes hereunder and Exhibit A hereto shall be updated to reflect the addition of such Purchaser. Any amendment or waiver effected in accordance with this Section 6.9 shall be binding upon all Purchasers, each transferee of the Notes (or the Securities issuable upon conversion thereof), each future holder of all such Securities, and the Company.

6.10 Separability of Agreements; Severability of this Agreement. The Company's agreement with each of the Purchasers is a separate agreement and the sale of the Notes to each of the Purchasers is a separate sale. Unless otherwise expressly provided herein, the rights of each Purchaser hereunder are several rights, not rights jointly held with any of the other Purchasers. Any invalidity, illegality, or limitation on the enforceability of the Agreement or any part thereof, by any Purchaser whether arising by reason of the law of the respective Purchaser's domicile or otherwise, shall in no way affect or impair the validity, legality, or enforceability of this Agreement with respect to other Purchasers. If any provision of this Agreement shall be judicially determined to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.11 Waiver of Jury Trial. By execution of this Agreement, each Purchaser hereby agrees and the Company hereby agrees to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement or the Notes.

6.12 Survival. The representations, warranties, covenants, and agreements made herein shall survive the execution and delivery of this Agreement and each Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.13 Entire Agreement. This Agreement (including the Exhibits hereto), together with the other Transaction Agreements, constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Convertible Note Purchase Agreement as of the date first written above.

COMPANY:

NEOPENDA, PBC

By: *Founder Signature*
Name: Sona Shah
Title: CEO

Address: 1623 W Fulton St.
Chicago, IL 60612

IN WITNESS WHEREOF, the parties have executed this Convertible Note Purchase Agreement as of the date first written above.

PURCHASER:

[ENTITY NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]
Address: 1887 Whitney Mesa Dr. #8885
Henderson, NV 89014

EXHIBIT A

SCHEDULE OF PURCHASERS

Initial Closing: [EFFECTIVE DATE]

Name and Address of Purchaser	**Purchase Price**
[ENTITY NAME] 1887 Whitney Mesa Dr. #8885 Henderson, NV 89014 updates@wefunder.com	$[AMOUNT]
Total:	$[AMOUNT]

EXHIBIT B

FORM OF CONVERTIBLE PROMISSORY NOTE

FORM OF
CONVERTIBLE PROMISSORY NOTE

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

$[AMOUNT] [EFFECTIVE DATE] (the "**Issuance Date**")

Neopenda, PBC, a Delaware public benefit corporation (the "**Company**"), for value received, hereby promises to pay to [ENTITY NAME] ("**Holder**", and together with all other holders of Notes, the "**Holders**"), or its registered assigns, the principal sum of $[AMOUNT] (the "**Principal Amount**") with interest as provided below.

1. Definitions. This Convertible Promissory Note (this "**Note**") is one of a series of notes (collectively, the "**Notes**") issued pursuant to a Convertible Note Purchase Agreement, dated [EFFECTIVE DATE], as may be amended from time to time in accordance with its terms (the "**Purchase Agreement**"). Capitalized terms used but not defined herein shall have their respective meanings set forth in the Purchase Agreement. As used in this Note, the following terms shall have the following respective meanings:

1.1 "**Qualified Financing**" means the sale and issuance by the Company, after the Issuance Date and prior to the Maturity Date, of shares of a newly created equity securities, in one transaction or a series of related transactions, resulting in at least $1,250,000 of gross proceeds (not including amounts resulting from the conversion of the Notes or any other indebtedness, SAFEs or similar instruments of the Company) to the Company.

1.2 "**Qualified Financing Purchase Price**" means the lowest price per share that the Company receives in cash from a purchaser for a share of Qualified Securities issued in a Qualified Financing.

1.3 "**Qualified Securities**" means the equity securities issued by the Company in a Qualified Financing.

2. Payment.

2.1 Payment. Subject to the provisions of Section 3 hereof relating to the conversion of this Note, all principal, together with accrued and unpaid interest under this Note, shall be due and payable on the later of (i) April 30, 2028 or (ii) five (5) business days of any written demand by the Required Note Holders (the "**Maturity Date**"). Payments hereunder shall be made by the Company to the Holder, at the address as provided to the Company by the Holder in writing, in lawful money of the United States of America. Simple interest shall accrue with respect to the unpaid principal amount of the loan from the Issuance Date until such principal is

paid, or converted as provided in Section 3 hereof, at a rate of five percent (5%) per annum (computed on the basis of a 365-day year), payable at maturity or upon conversion.

2.2 Acceleration. Notwithstanding Section 2.1, the principal balance of this Note and all accrued and unpaid interest thereon shall become due and payable in full prior to the Maturity Date, without notice, demand, presentment, protest or other formalities of any kind, upon the occurrence of an Event of Default (as defined in Section 4.1 hereof) in accordance with, and subject to the provisions of, Section 4.2.

2.3 Prepayment. The Company may not prepay this Note without the prior written consent of the Required Note Holders on behalf of all Holders.

3. Conversion.

3.1 Automatic Conversion. Upon the closing of a Qualified Financing on or prior to the Maturity Date, this Note shall automatically convert into a number of shares of Qualified Securities determined by dividing the Principal Amount and all accrued and unpaid interest thereon (the "**Note Balance**") by a conversion price (the "**Conversion Price Per Share**") equal to the lesser of (a) the Qualified Financing Purchase Price *multiplied by* 0.80 (the "**Discount Factor**"), or (b) $16,000,000 (the "**Value Cap**") divided by the aggregate number of shares of the Company's Common Stock outstanding as of immediately prior to closing of the Qualified Financing (assuming full conversion or exercise of all securities then outstanding that are convertible into or exercisable for the Company's Common Stock, whether vested or unvested or then currently exercisable, and including any shares reserved for issuance under the Company's stock incentive plan (including shares added to such reserve in connection with such Qualified Financing), but excluding shares issuable upon conversion of the Notes and any other outstanding indebtedness, SAFEs or similar instruments that are converting into equity securities in connection with such Qualified Financing) (the "**Conversion Cap Price**"). The terms of the Qualified Securities issued upon conversion of this Note (the "**Note Shares**") shall be the same as the Qualified Securities issued in such Qualified Financing to cash investors.

3.2 Optional Conversion.

(a) *Non-Qualified Financing*. Upon the closing of a private placement of shares of its capital stock or a convertible debt financing (the "**Non-Qualified Financing Securities**") that does not constitute a Qualified Financing (a "**Non-Qualified Financing**") at any time while this Note is outstanding, at the election of the Required Note Holders, this Note shall convert into (i) if such Non-Qualified Financing is an equity financing, shares of Non-Qualified Financing Securities at a conversion price equal to the lesser of (A) the product of the per share purchase price of the Non-Qualified Financing Securities sold in the Non-Qualified Financing (the "**Non-Qualified Financing Purchase Price**") multiplied by the Discount Factor, and (B) the Conversion Cap Price, and (ii) if such Non-Qualified Financing is a convertible debt financing, the promissory note issued to the investors in such financing on the same terms and conditions.

(b) *Deemed Liquidation Event*. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the business and affairs of the Company, or any merger, sale of all or substantially all of the Company's stock or assets, or consolidation or

any other liquidation event occurring while this Note is outstanding (any such transaction, a "**Liquidity Event**"), at the election of the Required Note Holders, on or immediately before (but contingent upon) the consummation of such Liquidity Event and in exchange for the surrender and cancellation of this Note, the Holder shall receive in preference to all equity holders, either (i) an amount equal to the sum of (A) the Note Balance and (B) one hundred percent (100%) of the Principal Amount or (ii) shares of the Company's Common Stock at a conversion price equal to the Conversion Cap Price.

(c) *Maturity Date*. In the event that the Company fails to consummate a Qualified Financing or a Liquidity Event does not occur before the Maturity Date, then, upon the election of the Required Note Holders, in exchange for the surrender and cancellation of this Note, the Holder shall receive in preference to all equity holders, either (i) an amount equal to the sum of (A) the Note Balance and (B) one hundred percent (100%) of the Principal Amount or (ii) shares of the Company's Common Stock at a conversion price equal to the Conversion Cap Price.

3.3 Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of this Note, the Company shall pay to the Holder an amount equal to the product obtained by multiplying the applicable conversion price set forth in Section 3.1 or Section 3.2 by the fraction of a share not issued pursuant to the previous sentence. Upon conversion of this Note pursuant to Section 3.1 or Section 3.2 and the payment of the amounts specified in this paragraph, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

3.4 Delivery of Note and Share Certificates. Upon conversion of this Note pursuant to this Section 3, (a) the Holder shall deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) to the Company for cancellation and execute, in the case of a conversion pursuant to Section 3.1 or 3.2(a), all transaction documents entered into by other parties participating in such transaction, and (b) the Holder will be entitled to the benefit of all representations, warranties, covenants, and agreements given, made or required to be performed or observed by the Company under such documents. On, or as soon as reasonably practicable after, any conversion pursuant to Section 3.1 or Section 3.2, the Company shall issue and deliver to the Holder a certificate or certificates for the number of full shares of Qualified Securities or Common Stock, as the case may be, to which the Holder is entitled and a check with respect to any fractional interest. The Company covenants that all Qualified Securities or Common Stock issued upon conversion of this Note will, upon such issuance, be fully paid and non-assessable and free from all taxes, liens, and charges caused or created by the Company.

3.5 Notices of Certain Events. The Company shall provide the Holder with written notice of any Qualified Financing or Liquidity Event at least five (5) business days prior to the consummation thereof, which notice shall be accompanied by copies of all applicable transaction documents and, in the case of a Qualified Financing, the calculation of the Conversion Price Per Share.

4. Default.

4.1 Events of Default. The occurrence of any one or more of the following events shall constitute an "**Event of Default**" hereunder:

(a) any failure by the Company to pay any amount payable hereunder, or to issue any securities issuable hereunder, in accordance with the terms hereof;

(b) the Company breaches in any material respect any representation or warranty or fails in any material respect to observe or perform any obligation or covenant to be observed or performed by it under the Purchase Agreement or this Note, which breach or failure, if capable of cure, has not been cured within twenty (20) days following written notice thereof from the Holder; or

(c) the Company (i) has an order for relief entered against it under the federal Bankruptcy Code, (ii) makes an assignment for the benefit of its creditors, (iii) applies for or seeks the appointment of a receiver, liquidator, assignee, trustee, or other similar official for it or for any substantial part of its property or any such official is appointed, other than upon the Company's request, and such unrequested appointment continues for thirty (30) days, (iv) institutes proceedings seeking an order for relief under the federal Bankruptcy Code or seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment, or composition of it or any of its debts under other applicable federal or state law relating to creditor rights and remedies, or any such proceeding is filed against it, other than upon the Company's request, and such unrequested proceeding continues undismissed or unstayed for thirty (30) days, or (v) takes corporate action in furtherance of any of the foregoing actions.

4.2 Remedies. Upon the occurrence and during the continuance of an Event of Default (other than an Event of Default described in Section 4.1(c)), the Required Note Holders shall have the right to (i) accelerate the payment of the principal amount hereunder and all accrued but unpaid interest thereon, and (ii) enforce this Note by exercise of the rights and remedies granted to the Holders of Notes by applicable law. Upon the occurrence of an Event of Default described in Section 4.1(c), immediately and without action by the Required Note Holders, the payment of the principal amount hereunder and all accrued but unpaid interest thereon shall be accelerated and become due and the Holders may enforce this Note by exercise of the rights and remedies granted to the Holders of Notes by applicable law. The Company shall pay all reasonable attorneys' fees and court costs incurred by the Holders in enforcing and collecting the Notes as a result of an Event of Default. The Company hereby waives demand, notice, presentment, protest, and notice of dishonor.

4.3 Equitable Remedies. The Company stipulates that the Holder's remedies at law in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Note are not and will not be adequate to compensate the Holder to the extent permitted by law and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

4.4 Waiver; Cumulative Remedies. No course of dealing or any delay or failure to exercise any right hereunder on the Holder's part shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. No single or partial waiver by the Holder of any provision of this Note or of any breach or default hereunder or of any right or remedy shall operate as a waiver of any other provision, breach, default right, or remedy or of the same provision, breach, default, right, or remedy on a future occasion. The Holder's rights and remedies are cumulative and are in addition to all rights and remedies which the Holder may have in law or in equity or by statute or otherwise.

5. Amendment and Waiver. This Note may not be amended or modified, nor may any of its terms be waived, except by a written instrument signed by the Company and the Required Note Holders; *provided, however*, that (i) no such amendment or waiver shall reduce the principal amount of this Note without the Holder's written consent, and (ii) no provision of this Note may be amended or waived without the written consent of the Holder unless such amendment or waiver applies to all Notes in the same fashion. Any amendment or waiver of the terms of the Notes effected in accordance with this Section 5 shall be binding upon the Holder, each transferee of this Note, and the Company.

6. Severability. If any provision of this Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of this Note shall not in any way be affected or impaired thereby.

7. Successors and Assigns; Binding Effect.

7.1 Subject to the restriction on transfer contained in this Section 7, the rights and obligations of the Company and the Holder under this Note shall be binding upon, and shall inure to the benefit of, the Company and the Holder and their respective successors and permitted assigns.

7.2 Neither this Note nor any of the rights or obligations under this Note may be assigned, by operation of law or otherwise, in whole or in part, (i) by the Company without the prior written consent of the Required Note Holders, or (ii) by the Holder without the prior written consent of the Company.

8. Notices. Any notice required or permitted by any provision of this Note shall be in writing and shall be deemed effectively given if delivered in accordance with Section 6.5 of the Purchase Agreement.

9. Replacement. Upon the Company's receipt of reasonably satisfactory evidence of the loss, theft, destruction, or mutilation of this Note and (i) in the case of any such loss, theft, or destruction, upon delivery of indemnity reasonably satisfactory to the Company in form and amount, or (ii) in the case of any such mutilation, upon surrender of this Note for cancellation, the Company shall execute and deliver, in lieu thereof, a new Note.

10. No Rights as Stockholder. This Note, as such, shall not entitle the Holder to any rights as a stockholder of the Company, except as otherwise specified herein.

11. Headings. The descriptive headings in this Note are inserted for convenience only and do not constitute a part of this Note.

12. Governing Law. The validity, meaning and effect of this Note shall be determined in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law provisions of the State of Delaware or of any other state.

13. Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and effective for all purposes.

14. Pari Passu Notes. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Notes. In the event the Holder receives payments in excess of its pro rata share of the Company's payments to the Holders of all of the Notes, then the Holder shall hold in trust all such excess payments for the benefit of the Holders of the other Notes and shall pay such amounts held in trust to such other Holders upon demand by such Holders.

15. Usury Laws. It is the intention of the parties hereto to conform strictly to applicable usury laws as presently in effect. Accordingly, if the transactions contemplated hereby would be usurious under applicable law (including, without limitation, the laws of the State of Delaware), then, in that event, notwithstanding anything to the contrary in this Note or in any other document, it is agreed that: (i) the aggregate of all consideration that constitutes interest under applicable law that is contracted for, charged or received under this Note or under any other documents or agreements, or otherwise in connection with the indebtedness evidenced by this Note, shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited against the indebtedness evidenced by this Note by the Holder (or, if such indebtedness shall have been paid in full, refunded to the Company); and (ii) in the event that the maturity of the indebtedness evidenced by this Note is accelerated by reason of an election of the Holder resulting from any default under this Note or otherwise, or in the event of any required or permitted prepayments, then such consideration that constitutes interest may never include more than the maximum amount allowed by applicable law and excess interest, if any, provided for in this Note, or otherwise, shall be cancelled automatically as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited on the indebtedness evidenced by this Note (or, if such indebtedness shall have been paid in full, refunded to Company).

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the Company has duly caused this Note to be signed in its name and on its behalf by its duly authorized officer as of the date above written.

NEOPENDA, PBC

By: *Founder Signature*
Name: Sona Shah
Title: CEO

ACKNOWLEDGED AND AGREED:

[ENTITY NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

Address:

1887 Whitney Mesa Dr. #8885
Henderson, NV 89014

updates@wefunder.com